Exhibit 99.1

IESI-BFC LTD. ANNOUNCES QUARTERLY CASH DIVIDENDS
AND FINANCIAL REPORTING CHANGES

Toronto, Ontario – September 7, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today declared regular cash dividends of Canadian $0.125 per share, payable on October 15, 2010 to shareholders of record at the close of business on September 30, 2010.

The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

The Company also announced that for the interim period ending September 30, 2010 and the year ending December 31, 2010, the Company has been granted exemptive relief by the Canadian securities regulatory authorities which permits it to discontinue the preparation and filing of a reconciliation of its reported financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company believes that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors as the Company has been reporting in U.S. GAAP since March 31, 2009, and the changes in its business since that time (including the July 2010 acquisition of Waste Services, Inc.) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected.  These factors include those set forth in the Company’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the United States Securities and Exchange Commission (“SEC”) and available at the SEC's Internet web site (www.sec.gov), and IESI-BFC's 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  Consequently, readers should not rely on such forward-looking statements.  In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces.  Its major brands, IESI, BFI Canada and WSI, are leaders in their respective markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development & Communications
Tel: (416) 401-7750
andrea.rudnick@bficanada.com